Filed VIA EDGAR

July 20, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Kimberly Browning

Re:	Red Cedar Fund Trust (the “Trust”)

File Nos. 333-232926 and 811-23459

Dear Ms. Browning:

This letter responds to the comments provided on July 17, 2020 from the Commission’s staff (the “Staff”) on the preliminary proxy statement on Schedule 14A (the (“Proxy Statement”) filed on July 2, 2020 for the Red Cedar Short Term Bond Fund (the “Fund”).

Set forth below are the comments included and the Trust’s response to each comment:

1.	The Staff requests that Comment #15 in the registrant’s prior response dated July 16, 2020 be revised as follows: “The Staff notes the disclosure in the Proxy Statement indicating that descriptions of the New Advisory Agreement and the New ELA are “qualified in their entirety by reference” to the applicable Exhibit. Please remove this disclosure ~~or~~and revise the disclosure to encourage shareholders to read the New Advisory Agreement and the New ELA in their entirety.”

RESPONSE: The registrant has included the revised version of Comment #15 above and has revised the relevant disclosure accordingly, as previously indicated.

2.	The Staff notes disclosure in the shareholder letter, the “Questions and Answers” (“Q&A”) disclosure and the Proxy Statement indicating that Bridge & Vine LLC (“B&V”) will acquire 51% of the outstanding common membership interests of Red Cedar Investment Management, LLC (“Red Cedar”) in exchange for the “contribution to Red Cedar of certain intangible property.” Please revise the disclosure by removing the word “contribution” and describing the exchange of common membership interests for intangible property in another way. Also, please revise the disclosure to specify the types of intangible property that will provided to Red Cedar.

RESPONSE: The registrant will revise the relevant disclosure in the shareholder letter, the Q&A and the Proxy Statement as follows:

You are being asked to vote on the New Advisory Agreement because Bridge & Vine LLC (“B&V”), a recently formed entity wholly-owned by executives of Red Cedar, intends to acquire 51% of the outstanding common membership interests (the “Common Units”) of Red Cedar in exchange for transferring ~~the contribution to Red Cedar of~~ certain intangible property (including a prospective client list, a performance track record and other intangible property) to Red Cedar in a transaction scheduled to close on or about September 1, 2020 (the “Transaction”).

3.	In the Q&A and the Proxy Statement, the Staff notes disclosure that “Neither Red Cedar nor its executives will receive compensation in connection with the Transaction.” Since Red Cedar will receive intangible property in connection with the Transaction, please clarify this disclosure.

RESPONSE: The registrant will revise the relevant disclosure in the Q&A and the Proxy Statement as follows:

Other than the intangible property described above, n~~N~~either Red Cedar nor its executives will receive compensation in connection with the Transaction, although after the closing of the Transaction, earnings from Red Cedar will be distributed pro-rata to the owners of Common Units, including B&V.

4.	The Staff notes disclosure in the Q&A and the Proxy Statement indicating that David Withrow has a “material interest in the Transaction due to his ownership interest in B&V.” Please explain why Mr. Withrow’s ownership interest in B&V would be considered a material interest in the Transaction. If possible, please disclose the approximate amount of Mr. Withrow’s interest or the approximate amount involved in the transaction.

RESPONSE: The registrant will revise the relevant disclosure in the Q&A and the Proxy Statement as follows:

None of the Trustees of the Fund have a direct or indirect material interest in the Transaction other than David Withrow, who has a material interest in the Transaction due to his ownership interest in B&V through which he will have an indirect ownership interest in Red Cedar after the closing of the Transaction.

The registrant respectfully declines to disclose the amount of Mr. Withrow’s ownership interest in B&V.

5.	In the Q&A and the Proxy Statement, the Staff notes disclosure that the terms of the New Expense Limitation Agreement (the “New ELA”) are “substantially similar” to the terms of the Original Expense Limitation Agreement (the “Original ELA”). Please disclose the differences between the New ELA and the Original ELA or revise the disclosure to clarify that the terms of the New ELA and the Original ELA are “materially the same” except that the New ELA will expire on September 1, 2022.

RESPONSE: The registrant will revise the relevant disclosure in the Q&A and the Proxy Statement as follows:

The New ELA will become effective upon the closing of the Transaction, and its terms are materially the same as ~~substantially similar to~~ the terms of the Original ELA, except that the New ELA will expire on September 1, 2022.

6.	In the Board evaluation section of the Proxy Statement, the Staff notes disclosure that certain information was presented by Red Cedar based on data “generated by an independent third-party.” Please revise this disclosure by removing “an independent third-party” and including the source of this data.

RESPONSE: The registrant will revise the disclosures as follows.

They compared the Fund’s fees and expenses to expense information for the Fund’s peer group, presented by Red Cedar based on data generated by Bloomberg, LP~~an independent third-party~~.

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The Board compared the performance of the Fund with the performance of its benchmark index and the Fund’s peer group based on data presented by Red Cedar and generated by Bloomberg, LP~~an independent third-party~~.

If you have any further questions or comments, please contact the undersigned at 513-869-4335.

Sincerely,

/s/ Jesse D. Hallee

Jesse D. Hallee

Secretary of the Trust

cc:	Kelley Howes, Esq.

David Withrow

Matthew Swendiman

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